[FULTON FINANCIAL LETTERHEAD]

September 20, 2007

Mr. Christian N. Windsor

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE: Fulton Financial Corp

Definitive 14A

Filed April 2, 2007

File No. 00-10587

Dear Mr. Windsor:

I am responding on behalf of Fulton Financial Corporation (“Fulton”) to the Securities and Exchange Commission’s (“Commission”) comment letter dated August 21, 2007, which requests Fulton to either respond by September 21, 2007 or tell the Commission by that date when Fulton will provide its response.

I understand that Fulton’s Corporate Secretary, George R. Barr, Jr., spoke with you and that the Commission has extended the deadline for Fulton to file a response until October 26, 2007. This extension will allow Fulton to fully review the matter and have the Executive Compensation Committee review the response at its October meeting.

Thank you for providing Fulton with this extension to file its response to the Commission’s August 21, 2007 letter.

If you have any questions, please contact Mr. Barr at (717) 672-2089.

Sincerely, /s/ R. Scott Smith, Jr. R. Scott Smith, Jr. Chairman, President and Chief Executive Officer